                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       AMERICAN INDUSTRIAL PROPERTIES REIT

                                (Name of Issuer)


            Shares of Beneficial Ownership, par value $0.10 per share

                         (Title of Class of Securities)


                                   02679103000

                                 (CUSIP Number)

                              Mr. T. Patrick Duncan
                            USAA Real Estate Company
                        8000 Robert F. McDermott Freeway
                              IH-10 West, Suite 600
                          San Antonio, Texas 78230-3884

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 19, 1996

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ___


Check the following box if a fee is being paid with the statement:   X

                                                              Page 2 of 22 Pages


                                  SCHEDULE 13D

CUSIP No. 026791103000


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        USAA Real Estate Company ("Realco")
        74-2237999

2.      Check the Appropriate Box if a Member of a Group

        (a) __
        (b) X

3.      SEC Use Only


4.      Source of Funds

        WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):



6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
Number of Shares
Beneficially                 3,182,206 Shares of Beneficial Trust
Owned by
Each                  8.     Shared Voting Power
Person
With                         0

                                                              Page 3 of 22 Pages


                      9.     Sole Dispositive Power

                             3,182,206 Shares of Beneficial Interest

                      10.    Shared Dispositive Power

                             -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,182,206 Shares of Beneficial Interest owned directly by Realco

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        --

13.     Percent of Class Represented by Amount in Row (11)

        31.8%*

14.     Type of Reporting Person

        CO


--------

        *Assumes 9,075,400 Shares of Beneficial Interest of American Industrial Properties REIT ("AIP") outstanding as of September 30, 1996, as represented by AIP in its quarterly report on Form 10-Q, and includes the 924,600 additional shares issued and sold by AIP to Realco on December 19, 1996.

                                                              Page 4 of 22 Pages


SCHEDULE 13D

CUSIP No. 026791103000


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        USAA Capital Corporation ("USAA-CC")


2.      Check the Appropriate Box if a Member of a Group

        (a) __
        (b) X

3.      SEC Use Only


4.      Source of Funds

        Not applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):



6.      Citizenship or Place of Organization

        Delaware

                      7.     Sole Voting Power
Number of Shares
Beneficially                  3,182,206 Shares of Beneficial Interest
Owned by
Each                  8.     Shared Voting Power
Person
With                         -0-

                      9.     Sole Dispositive Power

                                                              Page 5 of 22 Pages


                              3,182,206 Shares of Beneficial Interest

                      10.    Shared Dispositive Power

                             -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,182,206 Shares of Beneficial Interest of AIP owned directly by Realco. USAA-CC currently owns directly all of the outstanding shares of capital stock of Realco.

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        --

13.     Percent of Class Represented by Amount in Row (11)

        31.8%**

14.     Type of Reporting Person

        CO

--------

        ** Assumes 9,075,400 Shares of Beneficial Interest of AIP outstanding as of September 30, 1996, as represented by AIP in its quarterly report on Form 10-Q, and includes the 924,600 additional shares issued and sold by AIP to Realco on December 19, 1996.

                                                              Page 6 of 22 Pages


SCHEDULE 13D

CUSIP No. 026791103000


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        United Services Automobile Association ("USAA")


2.      Check the Appropriate Box if a Member of a Group

        (a) __
        (b) X

3.      SEC Use Only


4.      Source of Funds

        Not applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):



6.      Citizenship or Place of Organization

        Texas

                      7.     Sole Voting Power
Number of Shares
Beneficially                  3,182,206 Shares of Beneficial Interest
Owned by
Each                  8.     Shared Voting Power
Person
With                         -0-

                      9.     Sole Dispositive Power

                                                              Page 7 of 22 Pages


                              3,182,206 Shares of Beneficial Interest

                      10.    Shared Dispositive Power

                             -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,182,206 Shares of Beneficial Interest of AIP owned directly by Realco. USAA currently owns, indirectly, all of the outstanding shares of capital stock of Realco.

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        --

13.     Percent of Class Represented by Amount in Row (11)

        31.8%***

14.     Type of Reporting Person

        00 - a reciprocal interinsurance exchange under the Texas Insurance Code

--------

        *** Assumes 9,075,400 Shares of Beneficial Interest of AIP outstanding as of September 30, 1996, as represented by AIP in its quarterly report on Form 10-Q, includes the 924,600 additional shares issued and sold by AIP to Realco on December 19, 1996.

                                                              Page 8 of 22 Pages


ITEM 1.        SECURITY AND ISSUER

               This Statement on Schedule 13D relates to the beneficial ownership of Shares of Beneficial Interest, par value $0.10 per share ("Shares"), of American Industrial Properties REIT, a Texas real estate investment trust (the "Company" or "AIP"). The address of the Company's principal executive offices is 6220 North Beltline Road, Suite 205, Irving, Texas 75063-2656.

ITEM 2.        IDENTITY AND BACKGROUND

               (a) This Statement on Schedule 13D is being filed jointly by USAA Real Estate Company, a Delaware corporation ("Realco"), USAA Capital Corporation, a Delaware corporation ("USAA-CC"), and United Services Automobile Association, a reciprocal interinsurance exchange under the Texas Insurance Code ("USAA").

               (b) Realco is a diversified investor in real estate operating companies and real estate, including commercial and industrial properties operating or located in Texas and in other parts of the United States. The address of the principal business and the principal office of Realco is 8000 Robert F. McDermott Freeway, IH-10 West, Suite 600, San Antonio, Texas 78230-3884.

               (c) Information concerning (i) each executive officer and director of Realco (ii) each controlling person of Realco (which consist solely of USAA-CC and USAA) and (iii) each executive officer and director of USAA-CC and USAA, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, is attached hereto as Appendix A. USAA currently owns all of the outstanding shares of capital stock of USAA-CC. USAA-CC currently owns directly all of the outstanding shares of capital stock of Realco. There are no other persons ultimately in control of Realco, USAA-CC or USAA.

               (d) The business addresses of each of USAA and USAA-CC is USAA Building, 9800 Fredericksburg, San Antonio, Texas 78288.

               (e) During the last five years, neither Realco, USAA-CC, nor USAA have, and to the best knowledge of Realco, USAA-CC and USAA, none of the execution officers or directors of such entities listed on Appendix A hereto have been, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

               (f) During the last five years, neither Realco, USAA-CC, nor USAA have been, and to the best knowledge of such entities, none of the executive officers or directors of such entities listed on Appendix A hereto have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 9 of 22 Pages


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               As consideration for 3,182,206 Shares, Realco paid an aggregate of $6,006,291.50 in cash and extinguished the principal amount of $2,744,755 on a Promissory Note payable by American Industrial Properties REIT, Inc. ("AIP Sub") to Realco. Realco used working capital funds in making these purchases. Each of the transactions described in Item 4 below are incorporated herein by reference.

ITEM 4.       PURPOSE OF TRANSACTIONS

              In connection with a Settlement Agreement dated as of November 25, 1996, filed with the United States District Court, N.D. Texas among AIP,
Pure World, Inc. ("Pure World") and certain other persons (the "Settlement Agreement"), Realco entered into a Stock Purchase Agreement (the "Pure World Agreement"), dated as of November 25, 1996, with Pure World, pursuant to which Realco agreed to purchase from Pure World 907,000 Shares of Beneficial Interest of AIP for an aggregate purchase price of $2,494,250. The closing of the Pure World Agreement was conditioned on the final approval of the Settlement Agreement. The 907,000 Shares were acquired by Realco on December 20, 1996. A copy of the Pure World Agreement is included herein as Exhibit 10.1.

               Realco also entered into a Stock Purchase Agreement (the "Tratt Agreement"), dated as of November 25, 1996, with Jonathan Tratt, Stanley D.L. Horwitz, David Bradley, Keith Sexton and C.J. Scott (the "Tratt Group"), pursuant to which Realco agreed to purchase from the Tratt Group 352,506 Shares for an aggregate purchase price of $969,391.50. The closing of the Tratt Agreement was also conditioned on the final approval of the Settlement Agreement. The 352,506 Shares were acquired from the Tratt Group on December 20, 1996. A copy of the Tratt Agreement is included herein as Exhibit 10.2.

               As of December 13, 1996, Realco entered into a Share Purchase Agreement with AIP (the "AIP Agreement"), pursuant to which Realco agreed to purchase from AIP 924,000 Shares for an aggregate purchase price of $2,542,650. The closing of the AIP Agreement was conditioned on the final approval of the Settlement Agreement. The 924,000 Shares were issued by AIP and acquired by Realco on December 19, 1996. A copy of the AIP Agreement is included herein as
Exhibit 10.3.

               As of December 19, 1996, Realco entered into a Share Purchase Agreement with AIP Sub, pursuant to which Realco agreed to purchase 998,100 Shares in exchange for the extinguishment of the principal amount of $2,744,755 on a Promissory Note payable by AIP Sub to Realco.

                                                             Page 10 of 22 Pages


               On the date of the filing of this Schedule 13D, Realco owned an aggregate of 3,182,206 Shares.

               In addition to the agreements described above, Realco entered into a letter agreement with AIP (the "Debt Repurchase Agreement"), pursuant to which AIP agreed to assist Realco in acquiring certain promissory notes of AIP (the "Notes") payable to The Manufacturers Life Insurance Company ("MLI"). If the Notes are acquired by Realco, Realco and AIP will amend the Notes (i) to reduce the aggregate principal balance of the Notes as set forth therein, (ii) to extend the maturity of the Notes to December 31, 2000, and (iii) to provide for the convertibility of the Notes, subject to shareholder approval, at Realco into Shares of AIP at a conversion price of $2.00 per Share if the conversion of the Notes occurs prior to December 31, 1997 and $2.25 if the conversion of such Notes occurs after such period but prior to December 31, 2000. Upon the conversion of the Notes into Shares, AIP will be required to enter into a registration rights agreement covering the resale of such Shares. In the event Realco does not purchase the Notes from MLI, Realco at its option may advance to AIP the funds necessary to repay the Notes, in which case AIP will be required to repay Realco such funds on such terms consistent with the modifications to the Notes set forth therein. A copy of the Debt Repurchase Agreement is included herein as Exhibit 10.5.

               The above-mentioned agreements have been or will be made for investment purposes. Other than the transactions described herein and contemplated by the agreements set forth as exhibits hereto, Realco, USAA-CC and USAA currently have no other plans or proposals which relate to or would result in the actions set forth in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) The Company reported in its quarterly report on Form 10-Q that it had issued and outstanding on September 30, 1996 an aggregate of 9,075,400 Shares. In connection with the AIP Agreement, AIP issued an additional 924,000 Shares. The number of Shares which are currently deemed to be beneficially owned directly by Realco and indirectly by USAA-CC and USAA is 3,182,206 shares, or approximately 31.8% of the outstanding class of such securities. Beneficial ownership of such Shares was acquired as described in
Item 4.

               (b) The number of Shares as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition for Realco, USAA-CC and USAA is set forth in the cover pages, and such information is incorporated herein by reference. To the knowledge of Realco, USAA-CC and USAA, none of the other persons listed on Appendix A in response to Item 2 beneficially own any Shares. Certain of those persons may purchase Shares in the future for their own account and not pursuant to any agreement, arrangement or understanding with Realco, USAA-CC or USAA with respect to the voting or disposition of any such Shares. Realco, USAA-CC and USAA disavow the existence of a group with any of such persons.

               (c) There have been no reportable transactions with respect to the Shares of AIP within the last 60 days by Realco, USAA-CC, USAA or any other person listed on Appendix A in

                                                             Page 11 of 22 Pages

response to Item 2 except for the acquisition by Realco, USAA-CC and USAA of beneficial ownership of the Shares being reported on this Schedule 13D.

               (d) To the knowledge of Realco, USAA-CC and USAA, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares being reported on this Schedule 13D.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The responses to Items 2, 3 and 4, and the Pure World Agreement, the Tratt Agreement, the AIP Agreement, the AIP Sub Agreement and the Debt Repurchase Agreement filed as Exhibits hereto are incorporated herein by reference.


ACQUISITIONS AND DISPOSITIONS OF SHARES OF AIP

               Pursuant to the Pure World Agreement and the Tratt Agreement, during the period beginning from the date of such Agreements and continuing to and including the date that is the earlier of (a) 5 years after the date thereof, (b) such time as Realco no longer owns at least 2% of the capital stock of AIP, Pure World and the Tratt Group have agreed not to (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) any securities or properties of AIP, (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote (including by the execution of actions by written consent) or seek to advise, encourage or influence any person or entity with respect to the voting of any securities of AIP, (iii) form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any securities of AIP,
(iv) otherwise act, alone or in concert with others, to seek to control or influence the management, board of trust managers or policies of AIP, (v) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals (as described in the Securities Exchange Act of 1934) seeking to acquire or affect control of AIP, or (vi) acquire any interest in any claims, mortgages, notes or any other legal or financial obligations of AIP.

               In connection with the AIP Agreement and the AIP Sub Agreement, Realco and AIP also entered into Registration Rights Agreements, pursuant to which Realco has certain rights to require AIP to register the Shares owned by Realco for resale under the Securities Act of 1933, as amended. Under the Registration Rights Agreements, Realco (and certain permitted transfers of

                                                             Page 12 of 22 Pages


Realco) generally have the right to require AIP (i) to file a "shelf" registration statement with respect to Shares held by such party that elects to participate in such registration, which must be kept effective for a period of three years following its initial effective date, (ii) at any time until December 19, 2001, to file a registration statement registering the resale of all or a portion of the Shares then held by Realco, up to a maximum of three registration statements, and (iii) at any time until December 19, 2001, to include (subject to certain exceptions) in any registration statement filed by AIP (other than on Form S-4 or S-8) Shares then held by Realco. Copies of the Registration Rights Agreements are included herein as Exhibits 10.6 and 10.7, respectively.

CHANGES IN THE PRESENT BOARD OF TRUST MANAGERS OF AIP

               Pursuant to the AIP Agreement, Realco has required AIP to increase the number of Trust Managers from three to five, and Realco is entitled to appoint two individuals designated by Realco to fill the vacancies caused by the increase in the number of Trust Managers. Effective December 19, 1996, AIP appointed two individuals, T. Patrick Duncan and Edward B. Kelley. at the request of Realco to fill such vacancies. In addition, pursuant to the AIP Agreement at the first annual meeting after the number of Trust Managers has been increased to five, Realco will be entitled to nominate two individuals for election as Trust Managers of Seller. Furthermore, pursuant to the AIP Agreement at any time during a specified period commencing on the Closing Date, Realco may, by notice in writing to AIP, require AIP to increase the number of Trust Managers from five to seven and to appoint two individuals designated by Realco to fill the vacancies caused by the increase in the number of Trust Managers.

               Pursuant to the AIP Agreement, during the time AIP has individuals designated or nominated as Trust Managers of AIP, the number of Trust Managers of AIP may not consist of more than 5 persons, including the persons designated or nominated by Realco; provided, whenever Realco has required AIP to increase the number of Trust Managers from five to seven, the number of Trust Managers of AIP may not consist of more than 7 persons, including the persons designated or nominated by Realco. In the event of the death, resignation or removal from office of an individual designated or nominated by Realco, Realco will be entitled to appoint an individuals designated by Realco as a replacement Trust Manager.

               Pursuant to the AIP Agreement as long as one or more persons designated or nominated by Realco serves as Trust Manager, AIP will be required to appoint at least one of such persons on each committee of AIP's Trust Managers, and each such committee may contain no more than three members.

                                                             Page 13 of 22 Pages


ITEM 7.        MATERIAL FILED AS EXHIBITS

               The following are filed herewith as Exhibits to this Schedule
13D:

               10.1 Stock Purchase Agreement, dated as of November 25, 1996, by and among Pure World, Inc. and USAA Real Estate Company.

               10.2 Stock Purchase Agreement, dated as of November 25, 1996, by and among Jonathan Tratt, Jonathan Tratt Purchase Money Plan, Stanley D.L. Horwitz, David Bradley, Keith Sexton and C. J. Scott.

               10.3 Share Purchase Agreement, dated as of December 13, 1996, by and among USAA Real Estate Company and American Industrial Properties REIT.

               10.4 Share Purchase Agreement, dated as of December 19, 1996, by and among USAA Real Estate Company, American Industrial Properties REIT, Inc. and American Industrial Properties REIT.

               10.5 Letter Agreement dated December 18, 1996 between American Industrial Properties REIT and USAA Real Estate Company.

               10.6 Registration Rights Agreement, dated as of December 19, 1996, by and among USAA Real Estate Company and American Industrial Properties REIT.

               10.7 Registration Rights Agreement, dated as of December 20, 1996, by and among USAA Real Estate Company, American Industrial Properties REIT and American Industrial Properties REIT, Inc.

               10.8   Agreement for Joint Filing on Behalf of Each Reporting
                      Person.

                                                             Page 14 of 22 Pages


                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 20, 1996

                                     USAA REAL ESTATE COMPANY


                                     By:  /s/ T. PATRICK DUNCAN
                                        ---------------------------------------
                                     Name:  T. Patrick Duncan
                                     Title: Senior Vice President - Operations

                                                             Page 15 of 22 Pages


                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 20, 1996

                                          USAA CAPITAL CORPORATION


                                          Signature: /s/ MICHAEL D. WAGNER
                                                    ----------------------------
                                          Name:  Michael D. Wagner
                                          Title:  Vice President

                                                             Page 16 of 22 Pages


                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 20, 1996

                                          UNITED SERVICES AUTOMOBILE
                                          ASSOCIATION


                                          Signature: /s/ MICHAEL D. WAGNER
                                                    -------------------------
                                          Name:  Michael D. Wagner
                                          Title:  Vice President

                                                             Page 17 of 22 Pages


                                                                      APPENDIX A

           CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
                           AND CONTROLLING PERSONS OF
                            USAA REAL ESTATE COMPANY

         Certain of the Directors and Executive Officers set forth below serve as Directors and Executive Officers in one or more of the following direct or indirect subsidiary companies of United Services Automobile Association ("USAA") as indicated below: (1) USAA; (2) USAA Casualty Insurance Company; (3) USAA General Indemnity Company; (4) USAA Property & Casualty Agency, Inc.; (5) USAA Insurance Agency, Inc.; (6) USAA Limited; (7) USAA Life Insurance Company; (8) USAA Life General Agency, Inc.; (9) USAA Alliance Services, Inc.; (10) USAA Capital Corporation; (11) USAA Funding Company; (12) USAA Property Holdings, Inc.; (13) HTO, Inc.; (14) USAA Buying Services, Inc.; (15) Hausman Road Water Supply Corporation; (16) USAA Capital Development, Inc.; (17) Institutional Realty Investors, Inc.; (18) La Cantera Development Company; (19) Fiesta Texas Showpark, Inc.; (20) La Cantera Hospitality, Inc.; (21) USAA Federal Savings Bank; (22) USAA Credit Corporation; (23) USAA Credit Card Center, Inc.; (24) USAA Relocation Services, Inc.; (25) USAA Investment Corporation; (26) USAA Investment Management Company; (27) USAA Transfer Agency Company; (28) USAA Traco Service GmbH; (29) USAA Investment Trust; (30) USAA Mutual Fund, Inc.;
(31) USAA Tax Exempt Fund, Inc.; (32) USAA State Tax-Free Trust; (33) USAA Educational Foundation (The); (34) USAA Political Action Committee; (35) USAA Employee Benefit Association; (36) USAA Real Estate Company; (37) USAA Real Estate Equities, Inc.; (38) Alhambra Gables One, Inc.; (39) L. A. Wilshire One, Inc.; (40) La Paz, Inc. (41) Las Colinas Management Company; (42) Quorum Real Estate Services Corporation; (43) USAA Equity Advisors, Inc.; (44) USAA Health Services, Inc.; (45) USAA Investors I, Inc.; (46) USAA Investors II, Inc.; (47) USAA Properties Fund, Inc.; (48) USAA Properties II, Inc.; (49) USAA Properties III, Inc.; (50) USAA Properties IV, Inc.; (51) USAA Real Estate - Midwest, Inc.
(52) USAA Real Estate Development Company; (53) USAA Real Estate Management Company, (54) USAA County Mutual Insurance Company; (55) USAA Financial Administration Company, (56) USAA Financial Planning Network, Inc., (57) Capital Financial Resources Company, (58) USAA Financial Services Corporation, (59) USAA Credit Card Bank (collectively, the Subsidiaries). Subsidiaries (1-35, 37, 54-59) have a business address of USAA Building, San Antonio, Texas 78288. Subsidiaries (36, 38-53) have a business address of 8000 Robert F. McDermott Freeway IH-10 West, Suite 600, San Antonio, Texas 78230-3884.

         1.       USAA REAL ESTATE COMPANY


      Name and Position                      Business Address                       Principal Occupation
      -----------------                      ----------------                       --------------------
STEPHANIE A. COLEMAN, Director           9311 San Pedro, Suite 140             Managing Partner of Temporary
                                         San Antonio, Texas 78216              Associates

                                                             Page 18 of 22 Pages


      Name and Position                      Business Address                       Principal Occupation
      -----------------                      ----------------                       --------------------
LUIS DE LA GARZA, Director               P.O. Box 500                          Vice President-Corporate Relations
                                         San Antonio, Texas  78292             Valero Energy Corporation

BRIG. GEN. KENNETH R. FLEENOR,           14715 Hermes                          Owner, KA Properties, Inc.
Director                                 Selma, Texas 78154                    Retired from Military

COL. ALBERT J. KIRSLING, Director        665 Weatherly                         Retired from Military
                                         San Antonio, Texas 78216

BRIG. GEN. GEORGE K. SYKES,              7330 Ashton Place                     Retired from Military
Director                                 San Antonio, Texas 78229

EDWARD B. KELLEY, President,             8000 Robert F. McDermott Frwy.        Serves as President and CEO of USAA
 CEO and Director                        IH-10 West, Suite 600                 Real Estate Company and Subsidiaries
                                         San Antonio, Texas  78230-3884        (18-20 and 37-53); and as Director of
                                                                               USAA Real Estate Company and
                                                                               Subsidiaries (13, 15, 18-20 and 37-53);
                                                                               and as Chairman of the Board of
                                                                               Directors of Subsidiaries (37-53); and as
                                                                               Vice Chairman of Subsidiaries (13 and
                                                                               15).

T. PATRICK DUNCAN, Senior Vice           8000 Robert F. McDermott Frwy.        Serves as Senior Vice President of USAA
President and Director                   IH-10 West, Suite 600                 Real Estate Company and Subsidiaries
                                         San Antonio, Texas 78230-3884         (37-53) and as Director of USAA Real
                                                                               Estate Company and Subsidiaries (37-53)

RANDAL R. SEEWALD, Vice President,       8000 Robert F. McDermott Frwy.        Serves as Vice President of USAA Real
Assistant Vice President and Director    IH-10 West, Suite 600                 Estate Company and Subsidiaries (37-53)
                                         San Antonio, Texas 78230-3884         and Assistant Vice President of
                                                                               Subsidiaries (18-20) and Director of
                                                                               Subsidiaries (38-53)

MARTHA J. BARROW, President, and         8000 Robert F. McDermott Frwy.        Serves as President of Subsidiary (43)
Vice President                           IH-10 West, Suite 600                 and as Vice President Vice of USAA Real
                                         San Antonio, Texas 78230-3884         Estate Company  and Subsidiaries (37-42
                                                                               and 44-53)

S. WAYNE PEACOCK, Vice President         8000 Robert F. McDermott Frwy.        Serves as Vice President of USAA Real
and Director                             IH-10 West, Suite 600                 Estate Company and Subsidiaries (37-39,
                                         San Antonio, Texas 78230-3884         42, 43 and 45-53) and Director of
                                                                               Subsidiary (42)

RANDELL E. CARR, JR., Asst. Vice         8000 Robert F. McDermott Frwy.        Serves as Assistant Vice President of
President                                IH-10 West, Suite 600                 USAA Real Estate Company and
                                         San Antonio, Texas 78230-3884         Subsidiaries (42 and 53)

                                                             Page 19 of 22 Pages


      Name and Position                      Business Address                       Principal Occupation
      -----------------                      ----------------                       --------------------
STEPHEN S. KING, Asst. Vice              8000 Robert F. McDermott Frwy.        Serves as Assistant Vice President of
President                                IH-10 West, Suite 600                 USAA Real Estate Company and
                                         San Antonio, Texas 78230-3884         Subsidiaries (37, 39, 40, 45, 49 and 50)

MAJOR GEN. CHRIS O. DIVICH,              9311 San Pedro, Suite 600             Serves as Senior Vice President of
Director                                 San Antonio, Texas 782167             Southwest Business Corporation

DAVID A. ROSALES, Asst. Vice             8000 Robert F. McDermott Frwy.        Serves as Assistant Vice President of
President and Director                   IH-10 West, Suite 600                 USAA Real Estate Company and
                                         San Antonio, Texas 78230-3884         Subsidiaries (37-43 and 45-53)

SUSAN T. WALLACE, Asst. Vice             8000 Robert F. McDermott Frwy.        Serves as Assistant Vice President of
President                                IH-10 West, Suite 600                 USAA Real Estate Company and
                                         San Antonio, Texas 78230-3884         Subsidiaries (37-39, 43 and 45-51)

DAVID M. HOLMES, Asst. Vice              8000 Robert F. McDermott Frwy.        Serves as Assistant Vice President of
President                                IH-10 West, Suite 600                 USAA Real Estate Company and
                                         San Antonio, Texas 78230-3884         Subsidiaries (38, 39, 43 and 45-51)



2. USAA CAPITAL CORPORATION


      Name and Position                      Business Address                    Present Occupation
      -----------------                      ----------------                    ------------------
ROBERT G. DAVIS, President              USAA Building                        Serves as President of USAA Capital Corporation; and
                                         San Antonio, Texas 78288            as Director of Subsidiaries (25-32, 53 and 56); and as
                                                                             Chairman of the Board of Subsidiaries (25-32 and 53);
                                                                             and as Vice Chairman of the Board of Subsidiary (56)

M. STASER HOLCOMB, Director, Vice       USAA Building                        Serves as Director of USAA Capital Corporation and
Chairman, and Chairman                  San Antonio, Texas 78288             Subsidiaries (2, 3, 7, 11-13, 15-17, 21, 22-35, 54-59);
                                                                             and as Chairman of the Board of Directors of
                                                                             Subsidiaries (13, 15-17, 21, 23-32 and 56-59), and as
                                                                             CEO and President of Subsidiaries (11, 13, 16, 17, 33
                                                                             and 56); and as Vice Chair of the Board of USAA
                                                                             Capital Corporation and Subsidiaries (33 and 11);
                                                                             and as President of Subsidiary (15)

                                                             Page 20 of 22 Pages


ROBERT T. HERRES,                       USAA Building                        Serves as Chairman/President/ CEO/COO/Attorney-in-
Chairman/President/CEO                  San Antonio, Texas 78288             Fact of Subsidiary (1) and as Director of USAA
COO/Attorney-in-Fact and Director                                            Capital Corporation and Subsidiaries (1-3, 6, 7, 11,
                                                                             18, 19, 20, 33 and 54); and as Chairman of the Board of
                                                                             USAA Capital Corporation and Subsidiaries (7, 11, 18,
                                                                             19, 20, 33 and 54); and as Chairman of Board and CEO of
                                                                             Subsidiaries (2 and 3); and as Managing Director of
                                                                             Subsidiary (6)

BRADFORD W. RICH, Director, Senior      USAA Building                        Serves as Director of USAA Capital Corporation and
Vice President and Secretary            San Antonio, Texas 78288             Subsidiaries (2, 3, 6, 7, 11-13, 16, 17, 25-28, 34 and
                                                                             54); and as Chairman of the Officers of the Board of
                                                                             Directors of Subsidiary (34); and as Senior Vice
                                                                             President of USAA Capital Corporation and Subsidiaries
                                                                             (1, 11, 12, 16 and 17); and as Vice President of
                                                                             Subsidiaries (2, 3, 7 and 54); and as Treasurer of
                                                                             Subsidiary (15); and as Secretary of USAA Capital
                                                                             Corporation and Subsidiaries (1, 2, 3, 7, 11, 12 and
                                                                             15-17 and 54).

JOSUE ROBLES, JR., Sr. Vice             USAA Building                        Serves as Sr. Vice President-CFO/Controller, FS of
President-CFO/Controller, FS and        San Antonio, Texas 78288             Subsidiary (1) and Director of USAA Capital
Director                                                                     Corporation  and Subsidiaries (2, 3, 7, 9-12, 14,
                                                                             16-20, 26, 27, 34, 35 and 54); and as Vice
                                                                             President-Treasurer of Subsidiaries (2, 3, 9, and 13);
                                                                             and as Sr. Vice President-Controller of USAA Capital
                                                                             Corporation and Subsidiaries (11, 12, 16, and 17); and
                                                                             as Vice Chair of Board, VP-Treasurer of Subsidiaries
                                                                             (35 and 54); and as Treasurer of Subsidiaries (33 & 34)

3. UNITED SERVICES AUTOMOBILE ASSOCIATION


      Name and Position                      Business Address                    Present Occupation
      -----------------                      ----------------                    --------------------
ROBERT T. HERRES, Chairman/             USAA Building                        Serves as Chairman/President/CEO/COO/Attorney-in-
President/ CEO/COO Attorney-in-         San Antonio, Texas 78288             Fact of USAA and Director of Subsidiaries (2, 3, 6, 7,
Fact and Director                                                            10, 11, 18, 19, 20, 33 and 54); and as Chairman of
                                                                             Board of Subsidiaries (7, 10, 11, 18, 19, 20, 33 and
                                                                             54); and as Chairman of Board and CEO of Subsidiaries
                                                                             (2 and 3) and as Managing Director of Subsidiary (6)

JOHN D. BUCKELEW, Director              USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

DANIEL W. CHRISTMAN                     USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

                                                             Page 21 of 22 Pages


      Name and Position                      Business Address                    Present Occupation
      -----------------                      ----------------                    ------------------
DANIEL L. COOPER, Director              USAA Building                        Serves as Director and Vice Chairman of the Board of
                                        San Antonio, Texas 78288             USAA

STEPHEN B. CROKER, Director             USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

LESLIE G. DENEND                        USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

FRED A. GORDEN, Director                USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

MARCELITE J. HARRIS, Director           USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

WILLIAM J. HYBL, Director               USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

RICHARD D. MILLIGAN, Director           USAA Building                        Serves as Director of USAA and Subsidiaries (18, 19
                                        San Antonio, Texas 78288             & 20)

JOHN H. MOELLERING, Director            USAA Building                        Serves as Director of USAA
                                        San Antonio, Texas 78288

KENT H. WILLIAMS, Director              USAA Building                        Serves as a Director and 2nd Vice Chairman of the
                                        San Antonio, Texas 78288             Board of USAA

MYRNA H. WILLIAMSON, Director           USAA Building                        Serves as a Director of USAA
                                        San Antonio, Texas 78288

WILSON C. COONEY, Deputy                USAA Building                        Serves as President-Property & Casualty Insurance,
Attorney-in-Fact, President-Property    San Antonio, Texas 78288             P & C of USAA and as Director of Subsidiaries (2-6
& Casualty Insurance, P & C and                                              and 54); and as Vice Chair of Board & President of
Director                                                                     Subsidiaries (2, 3 and 54); and as Chairman of Board
                                                                             of Subsidiaries (4 & 5)

BENJAMIN T. HACKER, Executive,          USAA Building                        Serves as Executive Vice President - Chief
Vice President - Chief                  San Antonio, Texas 78288             Administrative Officer of USAA; and as Director of
Administrative Officer, AS                                                   Subsidiaries (2, 3, 5, 7, 14, 33, 34 and 54); and as
                                                                             Vice President and Secretary of Subsidiaries (5 and 54)

JOHN R. COOK, Sr. Vice President -      USAA Building                        Serves as Sr. Vice President-Chief Communications
Chief Communications Officer,           San Antonio, Texas 78288             Officer, CCO of USAA and as Director of Subsidiary
CCO and Director                                                             (33)

                                                             Page 22 of 22 Pages


      Name and Position                      Business Address                    Present Occupation
      -----------------                      ----------------                    ------------------
MICHAEL J. C. ROTH, Vice Chair,         USAA Building                        Serves as Vice Chair, CEO, and President of
CEO, President and Director             San Antonio, Texas 78288             Subsidiaries (25-28) and as Director of Subsidiaries
                                                                             (7, 25-32 and 35) and as President of Subsidiary (29)
                                                                             and as Vice Chair & President of Subsidiaries (30-32)

JOSUE ROBLES, JR., Sr. Vice             USAA Building                        Serves as Sr. Vice President-CFO/Controller, FS of
President-CFO/Controller, FS and        San Antonio, Texas 78288             USAA and as Director of Subsidiaries (2, 3, 7, 9-12,
Director                                                                     14, 16-20, 26, 27, 34, 35 and 54); and as Vice
                                                                             President-Treasurer of Subsidiaries (2, 3, 9, 13); and
                                                                             as Sr. Vice President-Controller of Subsidiaries
                                                                             (10-12, 16, 17); and as Vice Chair of Board,
                                                                             VP-Treasurer of Subsidiaries (35 and 54); and as
                                                                             Treasurer of Subsidiaries (33 & 34)

ED ROSANE, Vice Chair of Board,         USAA Building                        Serves as Vice Chair, CEO, President of Subsidiary (7)
CEO, President and Director             San Antonio, Texas 78288             and as Director of Subsidiary (7, 8, 11, and 35); and
                                                                             as Chairman of the Board and President of Subsidiary
                                                                             (8)

                                     EXHIBIT INDEX


EXHIBIT           DESCRIPTION
-------           -----------
   10.1           Stock Purchase Agreement, dated as of November 25, 1996, by and among Pure World, Inc. and USAA Real Estate Company.

   10.2 Stock Purchase Agreement, dated as of November 25, 1996, by and among USAA Real Estate Company, Jonathan Tratt, Jonathan Tratt Purchase Money Plan, Stanley D.L. Horwitz, David Bradley, Keith Sexton and C. J. Scott.

   10.3 Share Purchase Agreement, dated as of December 13, 1996, by and among USAA Real Estate Company and American Industrial Properties REIT.

   10.4 Share Purchase Agreement, dated as of December 19, 1996, by and among USAA Real Estate Company, American Industrial Properties REIT, Inc. and American Industrial Properties REIT.

   10.5 Letter Agreement dated December 18, 1996 between American Industrial Properties REIT and USAA Real Estate Company.

   10.6 Registration Rights Agreement, dated as of December 19, 1996, by and among USAA Real Estate Company and American Industrial Properties REIT.

   10.7 Registration Rights Agreement, dated as of December 20, 1996, by and among USAA Real Estate Company, American Industrial Properties REIT and American Industrial Properties REIT, Inc.

   10.8           Agreement for Joint Filing on Behalf of Each Reporting Person.